Exhibit 99.1

TeliaSonera to Terminate Registration of its Shares Under the U.S.
Securities Exchange Act

STOCKHOLM, Sweden--(BUSINESS WIRE)--May 23, 2007--TeliaSonera's board of directors has decided to terminate the registration of its shares under the U.S. Securities Exchange Act of 1934.

TeliaSonera (TLSN) (STO:TLSN) (HEX:TLS1V) (LSE:TEE) terminated its Nasdaq listing and its U.S. ADR program in 2004 but remained subject to U.S securities legislation, including the reporting obligations under the Securities and Exchange Act as well as the Sarbanes-Oxley Act. New U.S. rules entering into force in June 2007 make it possible for TeliaSonera to terminate its reporting and certain other obligations under the U.S securities laws. TeliaSonera expects that the termination will be effective in June 2007. TeliaSonera does not expect to file an annual report on form 20-F for the year 2006.

Following termination of the registration of its shares under the U.S. Securities Exchange Act, TeliaSonera will continue to be obligated to provide reports to shareholders pursuant to the applicable rules in Sweden and Finland, including the rules of the Stockholm and Helsinki stock exchanges.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic region, with strong positions within mobile communications in Eurasia, Turkey and Russia. At the end of 2006, TeliaSonera launched mobile services in Spain. We provide reliable, innovative and easy-to-use services for transferring and packaging voice, images, data, information, transactions and entertainment. In 2006, TeliaSonera's net sales amounted to SEK 91 billion, and at the end of March 2007 the total number of customers exceeded 100 million in 15 countries. The TeliaSonera share is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange, and the company is included in the Dow Jones Sustainability Index. Simplicity and service are important tools for us in creating profitable growth and value for our customers and shareholders. Read more at www.teliasonera.com.

Forward-Looking Statements Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

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CONTACT: TeliaSonera AB
Press Service, (0)8-713 58 30